UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(l) or 13(e)(l)

of the Securities Exchange Act of 1934

TCR2 THERAPEUTICS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87808K106

(CUSIP Number of Class of Securities)

Garry E. Menzel

President and Chief Executive Officer

TCR2 Therapeutics Inc.

100 Binney Street, Suite 710

Cambridge, Massachusetts 02142

(617) 949-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mitchell S. Bloom, Esq. Stephanie A. Richards, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Margaret Siegel Corporate Counsel, Head of Legal TCR[2] Therapeutics Inc. 100 Binney Street Suite 710 Cambridge, Massachusetts 02142 (617) 949-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC’) on October 19, 2022 (the “Schedule TO”), by TCR2 Therapeutics, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for restricted stock units pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated October 19, 2022 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4-Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 11:59 p.m., Eastern Time, on Wednesday, November 16, 2022. Pursuant to the Exchange Offer, 60 Eligible Participants elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 2,553,598 shares of the Company’s Common Stock, representing approximately 99.2% of the total shares of Common Stock underlying the Eligible Options. On November 17, 2022, immediately following the expiration of the Exchange Offer, the Company granted New RSUs to purchase 751,532 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2018 Plan. The New RSUs do not have an exercise price per share. Each New RSU represents the right to receive one share of Company’s Common Stock for each New RSU that vests in the future. The vesting terms of the New RSUs are described in detail in the Exchange Offer.

EXHIBIT INDEX

Exhibit

107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022	TCR[2] THERAPEUTICS INC.

	By:	/s/ Eric Sullivan
Eric Sullivan
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)